N E W S R E L E A S E

September 5, 2018

Friendly All-Cash Agreement for Nevsun to be Acquired

by Zijin Mining for US$1.41 billion

Consideration of C$6.00 per share represents 57% premium to unaffected Nevsun share price

Board of Directors unanimously recommends Nevsun shareholders ACCEPT the Offer

Vancouver, BC, / Fujian, China -- Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) and Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) (“Zijin”) today announced that the parties have entered into a definitive agreement pursuant to which Zijin will make a take-over bid to acquire all of the issued and outstanding shares of Nevsun for C$6.00 per share in cash (the “Offer”). The Offer is valued at C$1.86 billion (US$1.41 billion).

The cash consideration of C$6.00 per share represents a premium of 57% over Nevsun’s unaffected closing price of C$3.82 on May 7, 2018, the day Lundin Mining Corporation (“Lundin”) first publicly announced its intention to acquire Nevsun. In addition, the Offer is C$1.25 per Nevsun share, or 26%, more than the C$4.75 per share hostile take-over bid for Nevsun launched by Lundin on July 26, 2018. The Offer is not subject to any financing conditions.

Details of the Offer will be included in a take-over bid circular that Zijin will file and mail to Nevsun shareholders in the coming days, but no later than September 18, 2018. Nevsun’s Board of Directors unanimously recommends that Nevsun shareholders tender their shares to ACCEPT the Offer. The basis for this recommendation will be included in a Nevsun Directors’ Circular that will be filed and mailed to Nevsun shareholders concurrently with the filing of the Zijin take-over bid circular. Nevsun’s Board of Directors continues to recommend that Nevsun shareholders REJECT the hostile take-over bid launched by Lundin on July 26, 2018 and NOT tender their shares to the Lundin offer, which will expire on November 9, 2018.

“This premium transaction is an excellent outcome for our shareholders, and the result of a rigorous and competitive global process to generate maximum value for Nevsun’s outstanding assets,” said Ian Pearce, Chair of Nevsun’s Board of Directors. “The all-cash consideration of C$6.00 per share better reflects the fundamental value of Nevsun’s mining and development assets, while also providing an appropriate change of control premium to our shareholders.”

“Zijin is a proven mining industry operator with a US$10 billion market capitalization and a demonstrated track record of successfully completing international transactions. The Board unanimously recommends that Nevsun shareholders tender their shares to accept this offer and receive the significant value that it represents.”

Chen Jinghe, Chairman of Zijin, added, “Nevsun is an exceptional operator, with a strong focus on safe, efficient and sustainable mining practices. As the new owner we will continue that focus, and we look forward to working with stakeholders in Eritrea and Serbia to advance these mining and development assets. At the Bisha mine in Eritrea, our objective will be to further extend the life of the mine and explore for new deposits. At the Timok Project in Serbia we intend to rapidly develop the Upper Zone and bring it into production, and continue to advance and define the world-class potential of the Lower Zone.”

Nevsun’s Board of Directors had previously rejected the hostile bid from Lundin on the grounds that it, among other reasons, ignored the fundamental value of Nevsun’s assets. Following the launch by Lundin of its hostile bid, a special committee of Nevsun’s independent directors (the “Special Committee”), with the assistance of Nevsun’s advisors, initiated a review of all value-maximizing alternatives, including, but not limited to, an acquisition of all issued and outstanding Nevsun shares. This process has involved a number of global parties undertaking comprehensive due diligence on Nevsun. The Offer is a result of this full strategic alternative review process. Nevsun’s Board of Directors and the Special Committee concluded that the Offer currently represents the best alternative available to Nevsun and provides Nevsun shareholders with the highest value proposition.

Formed in 1993, Zijin is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. Zijin manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

Among Zijin’s substantial global mining activities are strategic partnerships with Toronto-based Barrick Gold Corporation, related to the Porgera mine in Papua New Guinea; and Vancouver-based Ivanhoe Mines Ltd., related to the Kamoa-Kakula copper project in the Democratic Republic of Congo. Zijin also completed a Board-supported take-over of Norton Gold Fields Ltd., an Australian mining company, in 2015. Zijin is looking to participate in global mineral resources allocation, satisfy the demand arisen from economic development of China, and become a key global player in the production of gold, copper, and zinc. Its strategic focus includes a combination of internationalization, project upsizing and asset securitization, as well as a combination of its core business (i.e., gold and copper production) with other types of metal mineral businesses.

Transaction Details

The Board of Directors of Nevsun, acting on the recommendation of the Special Committee, and after evaluating the Offer in consultation with Nevsun’s legal and financial advisors, has determined that the Offer is fair to Nevsun shareholders and in the best interests of Nevsun. Nevsun’s Board of Directors and the Special Committee received separate opinions, dated September 4, 2018, from their respective financial advisors, BMO Nesbitt Burns Inc. (“BMO Capital Markets”) and Citigroup Global Markets Inc. (“Citi”), as to the fairness, from a financial point of view and as of the date of such opinions, of the C$6.00 per Nevsun common share cash consideration offered by Zijin pursuant to the Offer to holders of Nevsun common shares (other than Zijin, Lundin and their respective affiliates), which opinions were based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in such opinions.

The Offer is subject to a minimum tender requirement of 66⅔% of Nevsun’s issued and outstanding shares (including those held directly or indirectly by Zijin and its affiliates). Nevsun currently has approximately 302,592,672 shares and 7,107,233 options issued and outstanding. Zijin currently controls 3,197,191 shares, equivalent to 1.06% of the total shares issued and outstanding. Nevsun management and directors have entered lock-up agreements and have agreed to tender their shares to the Offer. Nevsun shareholders will have an initial deposit period of 105 days which Nevsun has agreed to shorten upon Zijin’s receipt of all regulatory approvals.

The Offer is subject to approval under the Investment Canada Act and the Canadian Competition Act, approval by relevant authorities in China, as well as customary closing conditions.

The definitive agreement provides for, among other things, a non-solicitation covenant on the part of Nevsun (subject to customary fiduciary out provisions). The definitive agreement also provides Zijin with a right to match any competing offer which constitutes a superior proposal.

A termination payment of US$50 million will be payable by Zijin to Nevsun in certain circumstances, including failure to obtain the necessary approvals from relevant authorities in China, subject to certain exceptions. This termination fee is being held by the depository in Canada.

Zijin is entitled to a termination payment of US$50 million if the definitive agreement is terminated in certain circumstances, including if Nevsun enters into an agreement with respect to a superior proposal, or if the Board of Directors of Nevsun withdraws or modifies its recommendation with respect to the Offer.

Specific terms and conditions will be included in the Zijin take-over bid circular and the Nevsun Directors’ Circular which will be mailed to Nevsun shareholders no later than September 18, 2018. These materials along with the definitive agreement will also be available under Nevsun’s profile on SEDAR at www.sedar.com, and on Nevsun’s website at www.nevsun.com.

Advisors

Counsel for Nevsun's Special Committee is Borden Ladner Gervais LLP. The Special Committee's independent financial advisor is Citi. Counsel for the Company is Blake, Cassels & Graydon LLP and U.S. counsel is Gibson, Dunn & Crutcher LLP. The Company's financial advisor is BMO Capital Markets.

Counsel for Zijin is Fasken Martineau DuMoulin LLP.  Zijin’s financial advisor is Morgan Stanley.

Conference Call

Nevsun management will host a conference call and webcast today (September 5, 2018) at 7:00am in Vancouver, 10:00am in Toronto/New York, 3:00pm in London to discuss the Offer from Zijin. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America (toll free): 1 888-231-8191

UK (toll free): 0-800051-7107

Other International: +1 647-427-7450

The conference call will be available for replay by phone until September 12, 2018 by calling 1 888-859-2056 / 416-849-0833 and entering passcode 1553148 #.

Webcast

A live audio webcast of the conference call will be available on the Company’s website http://www.nevsun.com or by clicking here.

Forward Looking Statements

The above contains certain statements that are deemed forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information about the Zijin Offer to purchase all of the shares of Nevsun and the terms and conditions of an such offer including Zijin securing financing, regulatory approvals being obtained, other transaction conditions being satisfied and estimated timing for completion of a transaction with Zijin, the business, prospects and future activities of, and developments related to the Company, goals, strategies, future growth and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which are available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

About Zijin Mining Group Co. Ltd.

Formed in 1993, Zijin is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. It manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	ZIJIN MINING GROUP CO. LTD. “Lan Fusheng” Lan Fusheng President & Vice Chairman

NEVSUN SHAREHOLDER QUESTIONS:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

NEVSUN MEDIA QUESTIONS:

Longview Communications Inc.

Alan Bayless – 604-694-6035 / abayless@longviewcomms.ca

Peter Block – 416-649-8008 / pblock@longviewcomms.ca

FOR FURTHER INFORMATION: David Jan Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

ZIJIN SHAREHOLDER QUESTIONS:

D.F. King, an AST Company
North America Toll Free: 1-866-822-1238
Collect Calls Outside North America: 1-212-771-1133
Email: inquiries@dfking.com

ZIJIN MEDIA QUESTIONS:

Navigator Ltd.

Mike Van Soelen - 416-307-3039 / mvansoelen@navltd.com

FOR FURTHER INFORMATION: Liu Qiang Board Secretary Zijin Investor Relations